December 5, 2024

Michael Sabel
Chief Executive Officer
Venture Global, Inc.
1001 19th Street North, Suite 1500
Arlington, VA, 22209

       Re: Venture Global, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted November 18, 2024
           CIK No. 0002007855
Dear Michael Sabel:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2024 letter.

Amendment No. 2 to Draft Registration Statement on Form S-1
Use of Proceeds, page 99

1. We note your response to prior comment 1 that you are currently unable to estimate the approximate anticipated percentage of the net proceeds from the offering you will allocate to each of the items disclosed in your Use of Proceeds section, and to the extent you are able to make such estimates prior to the offering, you will update the disclosure in your prospectus. If you do not have a current specific plan for the proceeds of this offering, please state this explicitly and discuss how you determined the size of the offering. Refer generally to Item 504 of Regulation S-K. December 5, 2024
Page 2

Dividend Policy, page 100

2. We note your disclosure indicating your board of directors declared a $160 million dividend, to be paid over four quarters, and stating that the initial $40 million payment was made on September 30, 2024. However, while you indicate that investors in the offering will not receive any portion of the initial payment, you disclose that the intended recipients of the $120 million balance include both Class A and Class B common shareholders as of a record date that is yet to be determined.

      Please modify this disclosure as necessary to clarify whether purchasers of shares in the offering should expect to participate in the remaining $120 million accrued dividend, and if this is the case, also explain to us your rationale of correlating the board action and resulting obligation with future investors. Given that you had no
      Class B common shareholders as of September 30, 2024, please similarly explain how the board has declared a dividend that is payable to investors that do not yet exist.
      With regard to either of these scenarios, considering that dividends are generally regarded as a return on or of capital, and that future investors have not yet provided capital, it should be clear how in your view the board action and resulting obligation reconciles conceptually with the general character of dividends.

      Please expand your disclosures in Note 14 on page F-19 to identify the line items utilized for your presentation of the dividend liability and the dividend payment in the balance sheet and cash flow statement, and expand your discussion of financing cash flows on page 144 to include commentary on the effects of the dividend. Management's Discussion and Analysis
Contractual Obligations, page 137

3. We note that you have excluded quantification of payments that will accrue on the
      $3.0 billion of VGLNG Series A preferred shares from your tabulation of the debt and interest expense obligations of VGLNG on page 138, as you have expressed in footnote (2). Please expand this disclosure to include quantification of annual payments that will accrue for an indefinate period on these instruments, and to reference the corresponding commentary on page 141.
LNG Industry Overview, page 154

4. We note this section includes numerous projections from third party sources. Please revise to add prominent disclosure in this section emphasizing the prospective nature of these growth rates.
 December 5, 2024
Page 3

       Please contact Joseph Klinko at 202-551-3824 or Karl Hiller at 202-551-3686 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Irene Barberena-Meissner at 202-551-6548 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Marcel Fausten